Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2013

CALGARY, Aug. 1, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report interim operating and unaudited financial results for the three and six months ended June 30, 2013.

HIGHLIGHTS

•	We recorded the strongest operating quarter in our history in the second quarter of 2013. Thus far, our capital program has achieved better than anticipated results, generating production growth in all four of our business units. The Company previously increased production guidance following the first quarter of 2013. However, in view of our operational performance, we are further increasing our production guidance for 2013 to between 40,500 and 41,000 boe/d, up from previous guidance of 39,500 to 40,500 boe/d and original guidance of 39,000 to 40,500 boe/d.
•	Achieved record average production of 42,813 boe/d during the second quarter of 2013, compared to 38,707 boe/d in the first quarter of 2013 and 39,168 boe/d in the second quarter of 2012. Quarter-over-quarter growth resulted primarily from strong production additions from our Cardium and Mannville drilling in Canada and high productivity from our two-well sidetrack program in Australia.
•	Increased quarter-over-quarter production by 13% to over 9,500 boe/d during the second quarter of 2013 from our Cardium light oil play in Western Canada.
•	Continued our Mannville liquids-rich gas horizontal development program by drilling our third Ellerslie well and bringing on production from the second well which was drilled and completed during the first quarter. In their third and fourth months of production, the first two wells are averaging approximately 4.0 mmcf/d of sales gas and over 400 bbls/d of natural gas liquids (75% condensate) per well.
•	Completed a two-well sidetrack drilling program in Australia. The wells were brought on production at restricted rates and have demonstrated productive capacity in excess of 6,000 bbls/d and 3,000 bbls/d, respectively. These wells are currently being produced intermittently to match production to marketing arrangements and to maintain our long-term Wandoo field production rate at between 6,000 and 8,000 bbls/d.
•	Concluded a five-well drilling program in the Champotran field in France in the second quarter. Four of the wells were infill wells and the fifth well was an approximately two-kilometer step-out well to test southern extension of the field. All five of the wells were successful, with the four infill wells completed in June and the extension well completed in July. All five wells currently have per-well production rates in excess of 300 bbls/d at low water cuts. In aggregate, current production from the wells is approximately 1,800 bbls/d at a 4% water cut.
•	Generated fund flows from operations of $174.6 million ($1.73 per share) in the second quarter of 2013, as compared to $163.6 million ($1.65 per share) in the first quarter of 2013 and $127.8 million ($1.30 per share) in the second quarter of 2012. Fund flows from operations for the second quarter of 2013 increased 7% on a quarter-over-quarter basis and 37% on a year-over-year basis.
•	We continue to benefit from strong pricing driven by our significant exposure to Brent-based crude oil, WTI-based crude oil and European gas. Vermilion's Brent-based crude production, representing 41% of total production, averaged $105.25 per bbl in the quarter. WTI crude, representing 25% of our production, averaged $94.22 per bbl. Vermilion's natural gas production in the Netherlands, representing approximately 15% of production, received an average price of $10.82 per mcf during the second quarter of 2013, a premium of $7.29 per mcf as compared to AECO.
•	Increased our significant position in the Duvernay liquids-rich natural gas resource play with the acquisition of an additional 46 sections since the first quarter, bringing our total land position to 318 net sections. This land position, which spans the breadth of the liquids-rich natural gas fairway in two largely-contiguous blocks, was assembled for approximately $76 million dollars ($375 per acre). We currently anticipate drilling our first horizontal Duvernay well prior to year-end 2013, with completion planned for early 2014.
•	In Ireland, tunneling, onshore pipelining, offshore umbilical-laying, and offshore seismic acquisition activities for our Corrib project continued during the second quarter. Based on our deterministic schedule for remaining construction and commissioning activities, first gas production is anticipated to occur between the end of 2014 and early 2015.
•	In June 2013, Vermilion's syndicate of lenders agreed to increase the Company's 3-year revolving borrowing base from $950 million to $1.2 billion. At the end of the second quarter, Vermilion had available capacity under the borrowing base of $591 million and a net debt to annualized second quarter fund flows from operations ratio of 0.97 times.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Thursday, August 1, 2013 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 78595598.  The replay will be available until midnight eastern time on August 8, 2013.

You may also listen to the audio webcast by clicking http://event.on24.com/r.htm?e=626589&s=1&k=1A994A34B44915C6630ABBE2027B8AD9 or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
GJ	gigajoules
MWh	megawatt hour
boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
mboe	thousand barrel of oil equivalent
mmboe	million barrel of oil equivalent
boe/d	barrel of oil equivalent per day
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing, Oklahoma
AECO	the daily average benchmark price for natural gas at the AECO 'C' hub in southeast Alberta
TTF	the price for natural gas in the Netherlands, quoted in MWh of natural gas per hour per day, at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals; and
•	the timing of first commercial natural gas; and the estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial strength and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects
•	Vermilion's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through exploration and development activities;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

In accordance with National Instruments 51-101, natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

HIGHLIGHTS

	Three Months Ended			Six Months Ended
($M except as indicated)	June 30,	March 31,	June 30,	June 30,	June 30,
Financial	2013	2013	2012	2013	2012
Petroleum and natural gas sales	311,966	309,576	246,544	621,542	557,032
Fund flows from operations [1]	174,592	163,629	127,775	338,221	278,897
Fund flows from operations ($/basic share)	1.73	1.65	1.30	3.38	2.87
Fund flows from operations ($/diluted share)	1.71	1.61	1.28	3.33	2.82
Net earnings	106,198	52,137	37,816	158,335	102,910
Net earnings per share ($/basic share)	1.05	0.53	0.39	1.58	1.06
Capital expenditures	78,118	180,469	94,888	258,587	189,248
Acquisitions	-	-	-	-	106,184
Asset retirement obligations settled	2,370	1,388	2,581	3,758	3,347
Cash dividends ($/share)	0.60	0.60	0.57	1.20	1.14
Dividends declared	60,776	59,612	55,962	120,388	111,086
Net dividends [1]	42,146	44,080	37,181	86,226	74,747
% of fund flows from operations, gross	35%	36%	44%	36%	40%
% of fund flows from operations, net	24%	27%	29%	25%	27%
Total net dividends, capital expenditures and asset retirement obligations	122,634	225,937	134,650	348,571	267,342
% of fund flows from operations	70%	138%	105%	103%	96%
% of fund flows from operations (excluding the Corrib project)	55%	127%	93%	90%	86%
Net debt [1]	674,368	744,762	524,610	674,368	524,610
Operational
Production
Crude oil (bbls/d)	26,638	23,583	24,658	25,119	24,576
NGLs (bbls/d)	1,775	1,431	1,405	1,604	1,389
Natural gas (mmcf/d)	86.40	82.16	78.63	84.29	79.51
Total (boe/d)	42,813	38,707	39,168	40,772	39,217
Average realized prices
Crude oil and NGLs ($/bbl)	98.95	103.98	100.07	101.42	103.17
Natural gas ($/mcf)	7.22	6.77	5.79	7.00	5.78
Production mix (% of production)
% priced with reference to WTI	25%	24%	23%	24%	23%
% priced with reference to AECO	17%	18%	18%	18%	18%
% priced with reference to European gas	17%	18%	16%	17%	16%
% priced with reference to Dated Brent	41%	40%	43%	41%	43%
Netbacks ($/boe) [1]
Operating netback	59.30	59.18	53.88	59.24	54.79
Fund flows netback	44.90	43.89	39.40	44.40	39.85
Operating expenses	12.36	14.10	12.41	13.21	12.54
Average reference prices
WTI (US $/bbl)	94.22	94.37	93.49	94.30	98.21
Edmonton Sweet index (US $/bbl)	90.56	87.42	83.29	88.99	87.86
Dated Brent (US $/bbl)	102.44	112.55	108.19	107.50	113.34
AECO ($/GJ)	3.35	3.03	1.80	3.19	1.92
Netherlands gas price ($/GJ)	10.14	10.40	9.45	10.23	9.50
Share information ('000s)
Shares outstanding - basic	101,418	99,462	98,330	101,418	98,330
Shares outstanding - diluted [1]	103,735	102,380	101,249	103,735	101,249
Weighted average shares outstanding - basic	100,964	99,301	97,937	100,137	97,291
Weighted average shares outstanding - diluted	102,223	101,349	99,923	101,578	99,000

[1]	The above table includes non-GAAP measures which may not be comparable to other companies. Please see the "Non-GAAP Measures" section of Management's Discussion and Analysis.

OPERATIONAL REVIEW AND OUTLOOK

Vermilion's strong performance during the second quarter illustrates our consistent operational execution and the advantages of our global diversification strategy. Thus far in 2013, we have achieved growth across all four of our operating regions resulting in record consolidated three and six-month production volumes of 42,813 and 40,772 boe/d, respectively.

Our diversified product mix continues to afford a significant competitive advantage. In the second quarter, 66% of production volumes were Brent and WTI-based crude oil and liquids and 17% was high-netback European gas. Our Brent-based crude (41% of production) continues to receive a premium to the Dated Brent index, resulting in an average realized price of $105.25 per barrel for the second quarter. In addition, our Netherlands natural gas production received an average price of $10.82 per mcf, a premium of $7.29 per mcf compared to an average second quarter price of $3.53 per mcf for AECO natural gas in Canada. Our consistent production growth and increasing exposure to liquids and European gas enabled fund flows from operations to grow 7% quarter-over-quarter and 37% year-over-year.

The majority of our Canadian development activities continued to be focused on the development of our Cardium light oil play. Well performance continues to outpace that of our peers in the area, demonstrating the quality of our land position in the West Pembina region. Since entering the play in 2009, we have drilled 202 gross wells (141 net) in the Cardium and increased production to over 9,500 boe/d. We continue to optimize completion technology and well designs, and remain one of few companies in our producing area to employ long reach wells (greater than one mile in length). After demonstrating production improvement and a significant reduction in per-section costs by drilling long-reach 1.5-mile horizontal wells, we are now planning on drilling a higher percentage of 1.5-mile wells and several 2.0-mile pilot wells over the remainder of 2013. The optimization of frac design and fluids, multi-well pads and drilling longer horizontal wells has enabled us to reduce well costs from more than $5 million per section at the outset of development in 2009 to approximately $3 million per section in the second quarter of 2013. Furthermore, in pursuit of ongoing well cost reduction and enhanced environmental stewardship, we are testing several alternative processes for the recycling of frac flowback water. We also initiated a water injection pilot to test applicability of water-flooding to this reservoir. We anticipate our Cardium drilling inventory will last five to six years at a drilling rate of 40 to 60 wells per year. Our per unit operating costs remain less than $6 per boe for our operated production, resulting in strong operating netbacks of approximately $65 per boe during the second quarter.

In addition to the Cardium, we have also identified a significant inventory of Mannville condensate-rich natural gas targets in the Drayton Valley area. During 2013, our plans are to drill a total of six gross (3.2 net) Mannville wells targeting the Ellerslie formation. During the second quarter, we drilled and completed our third Ellerslie well and brought on production from our second well, which was drilled and completed during the first quarter. In its fourth month of production, the first well is producing at a rate of approximately 3.5 mmcf/d of sales gas with 496 barrels per day condensate and natural gas liquids (79% condensate).  In its third month of production, the second well is producing at approximately 4.5 mmcf/d of sales gas with 322 barrels per day of natural gas liquids (70% condensate).  The third well was brought on production in July and has averaged approximately 1.3 mmcf/d of sales gas with 466 barrels per day of associated natural gas liquids (77% condensate) at an average flowing tubing pressure of 1,125 pounds per square inch during the first two weeks of production.

We continue to expand our position in the Duvernay liquids-rich natural gas resource play with an additional 36.6 net sections acquired in the second quarter and nine net sections acquired subsequent to quarter end. In total, we have amassed 318 net sections in the Edson and Drayton Valley areas spanning the breadth of the liquids-rich natural gas fairway, at a cost of approximately $76 million ($375 per acre).  To date, we have drilled three vertical stratigraphic test wells and plan to drill our first horizontal well late in 2013, with completion to occur in 2014. Our Duvernay rights generally underlie our Cardium and Mannville liquids-rich gas positions, allowing for potential infrastructure, operational and timing advantages should full field development of the Duvernay be pursued.  Combined, our Cardium, Mannville and Duvernay positions provide us with exploration and development opportunities in our core Canadian operating region that have the potential to deliver strong production and reserve growth into the latter half of the decade.

Our Australian activities during the first half of 2013 were focused on completion of the drilling program at Wandoo. We drilled two sidetracks off existing wells, including the longest horizontal section yet drilled at Wandoo to-date of 3,400 metres. The 2013 drilling program has been our most successful effort yet in Australia.  Both sidetracks were brought on production at restricted rates in April, demonstrating productive capacities in excess of 6,000 bbls/d and 3,000 bbls/d, respectively.  To meet current marketing agreements and provide long-term certainty to our customers, our current plan is to maintain production levels within our prior guidance of between 6,000 bbls/d and 8,000 bbls/d. We anticipate maintaining these production levels in Australia for the foreseeable future with drilling programs approximately every two years. Wandoo oil garners a premium to the Dated Brent index and incurs no transportation cost as production is sold directly from the platform, leading to very high netbacks.

During the second quarter, we concluded an initial four-well infill drilling program in the Champotran field in France. The program was subsequently expanded to five wells to drill a two-kilometer step-out well to the south of the existing field.  All five of the wells were successful, with the four infill wells completed in June and the extension well completed in July.  All five wells currently have per-well production rates in excess of 300 bbls/d at low water cuts.  In aggregate, current production from the wells is approximately 1,800 bbls/d at a 4% water cut.  Additional activities in France included workovers, recompletions and facilities upgrades in both the Paris and Aquitaine Basins. In 2012, we completed two acquisitions that were natural additions to our asset base in France and further secured our position as the leading oil producer in the country. We continue to integrate these assets and to identify further opportunities to increase production through seismic data acquisition, workovers, optimized water-flood management and development drilling. Our French business is now an organic growth asset, featuring low base decline rates, high netbacks from Brent-indexed production, strong cash flow generation and high capital efficiencies on development projects. We are increasing our France-based technical staffing to identify and execute additional investment opportunities in these large, complex, conventional light oil fields in both the Paris and Aquitaine Basins.

We continued permitting and drilling preparations in the Netherlands for a three-well drilling campaign in the second half of 2013. Our Garijp debottlenecking project was completed in the first quarter of 2013, enabling incremental production from two wells previously drilled at Vinkega.  Surface facilities for the multi-zone Langezwaag-1 well (42% working interest) were completed and commissioned mid-way through the second quarter.  Langezwaag-1 is currently producing from the Vlieland zone at an average rate of 3.0 mmcf/d, net to Vermilion.  We intend to increase activity in the Netherlands each year to maintain a rolling inventory of projects so that each year's capital program will involve a combination of drilling new wells and the tie-in of previous successes. In March, we were awarded an exploration license for the Akkrum concession, located directly between our existing Gorredijk and Leeuwarden concessions. Covering more than 54,000 acres, the Akkrum concession adds to our significant land position and future potential prospects in the Netherlands. Over the last year, we have more than doubled our undeveloped acreage position in the Netherlands to more than 435,000 net acres.  Like our French Business Unit, we now consider our Netherlands Business Unit to be an organic growth business, and we are increasing our technical staffing in the Netherlands to turn our substantial inventory of prospect leads into drillable projects.

In Ireland, tunneling activities related to the completion of the nine kilometer onshore pipeline for Corrib commenced in December, 2012.  Various other onshore and offshore activities have progressed as well over the first half of 2012, including umbilical lays to the offshore wells, onshore pipelining in segments that are not within the tunnel, construction of the tunnel boring machine reception site and gas plant pre-commissioning.  Tunneling, construction, commissioning and start-up activities are anticipated to take approximately 18 months to complete, with first gas anticipated between the end of 2014 and early 2015. Peak production is expected to be reached in mid-2015, with peak production levels of approximately 55 mmcf/d (9,000 boe/d), net to Vermilion.

With respect to current well and facility deliverability, we are not currently producing at full capacity in our Australia and Netherlands business units. Our conservative approach to utilizing available well deliverability is supported by several considerations.  In general, we seek to maximize capital efficiency, which means that in some cases, we do not install facility capacity and well equipment to maximize initial production rates.  In other cases, there are technical or commercial drivers, such as reservoir management or long-term product marketing considerations, that lead us to hold production levels below available deliverability.  Moreover, our capital markets model is based on low-risk, ratable organic growth along with income to our shareholders.  We believe that our conservative approach to production management reduces the risk of execution of our growth and income model in future time periods.

Our objective remains to produce ratable annual growth at the consolidated company level of approximately 5% to 7% per year, before consideration of Corrib's future impact.  With Corrib's anticipated contribution  to our production and cash flow streams, we continue to target overall growth of approximately 30% to 50,000 boe/d from 2012 to 2015, and fund flows from operations growth of approximately 40% over the same period. Near term growth and cash flow are expected to be driven by continued Cardium and Mannville development in Canada, oil development activities in France, and high-netback natural gas drilling in the Netherlands.  A significant increment of production growth and free cash flow growth is expected from Corrib between the end of 2014 and early 2015, with full production achieved during 2015.  Our Australian Business Unit is expected to provide steady production as well as significant free cash flow.

We increased our monthly dividend by 5.3% in the first quarter of 2013, from $0.19 to $0.20 per share. The increase became effective for the January 2013 dividend paid February 15, 2013. With the increasing certainty for Corrib development timing and the anticipated strength of future cash flows from all of our worldwide businesses, we are committed and believe we are well positioned to provide a reliable and growing dividend stream to investors.

On March 12, 2013, Vermilion shares began trading on the New York Stock Exchange under the ticker symbol "VET".  As an international oil and gas producer, we believe the secondary listing will assist in broadening our investor base and increase trading liquidity.

Vermilion's conservative fiscal management and capital discipline leaves us well positioned to execute our growth-and-income model and provide growth to investors on a per share basis. The management and directors of Vermilion continue to hold approximately 8% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders. Continuing to be acknowledged for excellence in our business practices, Vermilion was recognized for the fourth consecutive year by the Great Place to Work® Institute in both Canada and France. Vermilion ranked as the 22nd Best Workplace in Canada among more than 315 companies. Our French unit ranked as the 27th Best Workplace in the country.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated July 31, 2013, of Vermilion Energy Inc.'s ("Vermilion" or the "Company") operating and financial results as at and for the three and six months ended June 30, 2013 as compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 and 2011, together with accompanying notes.  Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2013 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim financial reporting", as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities.

"Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.

"Fund flows from operations (excluding the Corrib project)" represents fund flows from operations excluding expenses related to the Corrib project.  Management believes that by excluding expenses related to the Corrib project, fund flows from operations (excluding the Corrib project) provides a useful measure of Vermilion's ability to generate cash from its current producing assets.

The most directly comparable GAAP measure to fund flows from operations and fund flows from operations (excluding the Corrib project) is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion's consolidated statements of cash flows are reconciled to fund flows from operations and fund flows from operations (excluding the Corrib project) as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2013	2013	2012	2013	2012
Cash flows from operating activities	179,074	190,712	123,485	369,786	248,372
Changes in non-cash operating working capital	(6,852)	(28,471)	1,709	(35,323)	27,178
Asset retirement obligations settled	2,370	1,388	2,581	3,758	3,347
Fund flows from operations	174,592	163,629	127,775	338,221	278,897
Expenses related to the Corrib project	2,036	1,855	2,344	3,891	4,708
Fund flows from operations (excluding the Corrib project)	176,628	165,484	130,119	342,112	283,605

"Cash dividends per share" represents cash dividends declared per share by Vermilion.

"Net dividends" are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion's consolidated statements of changes in shareholders' equity.  Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends.  Dividends declared is the most directly comparable GAAP measure to net dividends.

"Total net dividends, capital expenditures and asset retirement obligations settled" are net dividends plus the following amounts from Vermilion's consolidated statements of cash flows: drilling and development, exploration and evaluation, dispositions and asset retirement obligations settled.

"Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)" are total net dividends, capital expenditures and asset retirement obligations settled excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

Total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential future acquisitions and capital expenditures.

Dividends declared, total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reconciled to their most directly comparable GAAP measures as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2013	2013	2012	2013	2012
Dividends declared	60,776	59,612	55,962	120,388	111,086
Issuance of shares pursuant to the dividend reinvestment plan	(18,630)	(15,532)	(18,781)	(34,162)	(36,339)
Net dividends	42,146	44,080	37,181	86,226	74,747
Drilling and development	75,005	179,520	77,956	254,525	165,852
Dispositions	-	(8,627)	-	(8,627)	-
Exploration and evaluation	3,113	9,576	16,932	12,689	23,396
Asset retirement obligations settled	2,370	1,388	2,581	3,758	3,347
Total net dividends, capital expenditures and asset retirement obligations settled	122,634	225,937	134,650	348,571	267,342
Capital expenditures and asset retirement obligations settled
related to the Corrib project	(24,878)	(16,520)	(13,928)	(41,398)	(23,410)
Total net dividends, capital expenditures and asset retirement obligations settled
(excluding the Corrib project)	97,756	209,417	120,722	307,173	243,932

"Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets.  Net debt is used by management to analyze the financial position and leverage of Vermilion.  The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion's consolidated balance sheets is reconciled to net debt as follows:

	As At
	June 30,	Dec 31,
($M)	2013	2012
Long-term debt	780,470	642,022
Current liabilities	325,912	355,711
Current assets	(432,014)	(320,502)
Net debt	674,368	677,231

"Netbacks" are per boe and per mcf measures used in the analysis of operational activities and are used by management as a basis for decisions on capital allocation.

"Diluted shares outstanding" is the sum of shares outstanding at the period-end plus outstanding awards under Vermilion's equity based compensation plan, based on current estimates of future performance factors and forfeitures. The most directly comparable GAAP measure is shares outstanding.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	June 30,	March 31,	June 30,
('000s of shares)	2013	2013	2012
Shares outstanding	101,418	99,462	98,330
Potential shares issuable pursuant to the equity based compensation plan	2,317	2,918	2,919
Diluted shares outstanding	103,735	102,380	101,249

OPERATIONAL ACTIVITIES

Canada

Vermilion drilled three (1.9 net) wells during the second quarter of 2013. In the Cardium, Vermilion drilled one (1.0 net) horizontal well and brought twelve gross operated and two non-operated wells on production during the quarter. In the Mannville, Vermilion drilled two (0.9 net) wells and brought one well on production. Drilling and completion activities were lower than in the first quarter of 2013 as a result of some activities being deferred until the summer months following spring break-up.

France

Vermilion completed its five-well Champotran drilling program during the second quarter of 2013. The Company also completed a number of workovers in both the Paris and Aquitaine Basins. Late in the quarter, Vermilion commenced 3D seismic and subsurface studies in the Vic Bilh region that will continue into the latter half of the year.

Netherlands

Operating activities in the second quarter focused on facility maintenance and site construction. Vinkega-2 surface facilities were commissioned for first gas in late June, and Langezwaag-1 surface facilities were commissioned for first gas in mid-May.  Vermilion is currently planning and preparing for a three well drilling program in the Netherlands during the second half of 2013.

Australia

Australian activity in the second quarter focused on completion of a two-well drilling program and demobilization of the rig.  Other activities included minor facility maintenance and repairs.

PRODUCTION

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Canada
Crude oil & NGLs (bbls/d)	10,610	9,301	9,078	14%	17%	9,959	8,977	11%
Natural gas (mmcf/d)	43.69	41.04	41.32	6%	6%	42.37	41.58	2%
Total (boe/d)	17,892	16,140	15,965	11%	12%	17,021	15,906	7%
% of consolidated	42%	41%	40%			41%	41%
France
Crude oil (bbls/d)	10,390	10,330	9,931	1%	5%	10,360	10,101	3%
Natural gas (mmcf/d)	4.19	4.21	3.57	-	17%	4.20	3.53	19%
Total (boe/d)	11,088	11,032	10,526	1%	5%	11,060	10,689	3%
% of consolidated	26%	29%	27%			27%	27%
Netherlands
NGLs (bbls/d)	50	96	84	(48%)	(40%)	73	78	(6%)
Natural gas (mmcf/d)	38.52	36.91	33.74	4%	14%	37.72	34.41	10%
Total (boe/d)	6,470	6,248	5,707	4%	13%	6,360	5,813	9%
% of consolidated	15%	16%	15%			16%	15%
Australia
Crude oil (bbls/d)	7,363	5,287	6,970	39%	6%	6,331	6,809	(7%)
% of consolidated	17%	14%	18%			16%	17%
Consolidated
Crude oil & NGLs (bbls/d)	28,413	25,014	26,063	14%	9%	26,723	25,965	3%
% of consolidated	66%	65%	67%			66%	66%
Natural gas (mmcf/d)	86.40	82.16	78.63	5%	10%	84.29	79.51	6%
% of consolidated	34%	35%	33%			34%	34%
Total (boe/d)	42,813	38,707	39,168	11%	9%	40,772	39,217	4%

Average total production in Canada of 17,892 boe/d during the second quarter of 2013 represented an increase of 11% compared to 16,140 boe/d in the first quarter of 2013, and 12% as compared to 15,965 boe/d in the second quarter of the prior year. The increased volumes are largely attributable to continued development in the Cardium. Mannville development also contributed with two wells on production during the second quarter.  Vermilion's exposure to oil and liquids represented approximately 59% of Canadian production in the second quarter of 2013 compared to 57% in the second quarter of 2012.

Production in France averaged 11,088 boe/d in the second quarter of 2013, essentially flat with production of 11,032 boe/d in the first quarter of 2013. On a year-over-year basis, production has grown by 5%. This increase is largely attributable to incremental production volumes associated with Vermilion's acquisition completed in December 2012 and continued workover and recompletion activities largely offsetting natural declines. Production from the five-well drilling program started to be brought on late in the second quarter.  In France, Vermilion remains predominantly weighted to Brent crude at approximately 94% of production.

Average production volumes of 6,470 boe/d in the Netherlands during the second quarter of 2013 represented an increase of 4% quarter-over-quarter and 13% year-over-year. Production growth was largely attributable to Vermilion completing debottlenecking activities at Garijp, facilitating increased throughput of production from Vinkega-1.

Australia production averaged 7,363 boe/d during the second quarter of 2013, an increase of 39% compared to 5,287 boe/d in the prior quarter, and 6% compared to 6,970 boe/d in the second quarter of 2012. Production volumes in the second quarter of 2013 reflect the strength of the base production at Wandoo with growth attributable to incremental production from the new wells which were brought on production at restricted rates in April.

FINANCIAL REVIEW

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Net earnings	106,198	52,137	37,816	104%	181%	158,335	102,910	54%
Fund flows from operations	174,592	163,629	127,775	7%	37%	338,221	278,897	21%
Cash flow from operating activities	179,074	190,712	123,485	(6%)	45%	369,786	248,372	49%
Net debt	674,368	744,762	524,610	(9%)	29%	674,368	524,610	29%
Long-term debt	780,470	712,763	452,267	9%	73%	780,470	452,267	73%
Ratio of net debt to annualized fund flows
from operations	1.0	1.1	1.0	(9%)	-	1.0	0.9	11%
Total net dividends, capital expenditures
and asset retirement obligations settled
% of fund flows from operations	70%	138%	105%			103%	96%
% of fund flows from operations
(excluding the Corrib project)	55%	127%	93%			90%	86%

Net earnings for the three and six months ended June 30, 2013 increased as compared to first quarter of 2013 and the same periods in 2012 due to the increases in operating income resulting from production growth coupled with unrealized foreign exchange gains recorded in the current periods.  The unrealized foreign exchange gain of $25.5 million recorded in 2013 primarily resulted from the impact of the appreciation of the Euro against the Canadian dollar and the resultant impact on Vermilion's financial balances.

Fund flows from operations for the second quarter of 2013 was 7% higher ($11.0 million) than the first quarter.  This increase was driven by record production, including growth across all of Vermilion's operating regions.  Fund flows from operations for the three and six months ended June 30, 2013 was 37% and 21% higher, respectively, than the same periods in 2012.  The significant increases were largely the result of year-over-year production growth, coupled with the absence of the large build in inventory that occurred in 2012.  On a year-to-date basis, inventory decreased by 238,000 bbls in 2013 versus an increase of 137,000 bbls in 2012.  While the Dated Brent reference price declined by 5% from the 2012 periods, the impact of these declines were entirely offset by increased realized prices for Vermilion's production in Canada and the Netherlands.

Cash flow from operating activities for the second quarter of 2013 decreased as compared to the first quarter of the same year despite the increased net earnings due to the impact of unfavorable timing differences pertaining to working capital.  Cash flow from operating activities for the three and six months ended June 30, 2013 increased as compared to the same periods in 2012 due to the aforementioned increase in net earnings coupled with favorable timing differences pertaining to working capital.

Long-term debt as at June 30, 2013 increased to $780.5 million from $642.0 million as at December 31, 2012 as a result of increased borrowings on the revolving credit facility to fund current year development capital expenditures.  As fund flows from operations exceeded dividends paid, Vermilion ended the second quarter with net debt of $674.4 million, a reduction from $744.8 million as at March 31, 2013 and $677.2 million as at December 31, 2012.

The ratio of total net dividends, capital expenditures and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) expressed as a percentage of fund flows from operations for the second quarter of 2013 decreased compared to both the first quarter of 2013 and the second quarter of 2012.   This decrease was primarily the result of the aforementioned increase in fund flows from operations coupled with reduced capital expenditures in the second quarter of 2013.  The decreases in capital expenditures were due to the absence of expenditures relating to the Australia drilling campaign, which primarily took place in the first quarter of 2013, and higher expenditures during the second quarter of 2012 relating to Duvernay land acquisitions in Canada.

COMMODITY PRICES

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Average reference prices
WTI (US $/bbl)	94.22	94.37	93.49	-	1%	94.30	98.21	(4%)
Edmonton Sweet index (US $/bbl)	90.56	87.42	83.29	4%	9%	88.99	87.86	1%
Dated Brent (US $/bbl)	102.44	112.55	108.19	(9%)	(5%)	107.50	113.34	(5%)
AECO ($/GJ)	3.35	3.03	1.80	11%	86%	3.19	1.92	66%
Netherlands gas price ($/GJ)	10.14	10.40	9.45	(3%)	7%	10.23	9.50	8%
Netherlands gas price (€/GJ)	7.57	7.81	7.27	(3%)	4%	7.69	7.31	5%
Average realized prices ($/boe)
Canada	62.00	57.61	51.58	8%	20%	59.93	53.70	12%
France	98.04	107.17	104.15	(9%)	(6%)	102.84	106.56	(3%)
Netherlands	65.08	61.21	57.88	6%	12%	63.19	58.49	8%
Australia	111.54	120.76	129.94	(8%)	(14%)	115.89	119.16	(3%)
Consolidated	80.21	83.04	76.04	(3%)	5%	81.60	79.57	3%
Production mix (% of production)
% priced with reference to WTI	25%	24%	23%			24%	23%
% priced with reference to AECO	17%	18%	18%			18%	18%
% priced with reference to European gas	17%	18%	16%			17%	16%
% priced with reference to Dated Brent	41%	40%	43%			41%	43%

Reference prices

During the second quarter of 2013, North American crude oil prices remained relatively consistent with the preceding quarter while Dated Brent crude oil prices decreased 9% quarter-over-quarter.  Western Canadian supply issues and increased rail capacity resulted in a narrowing differential for both WTI and the Edmonton Sweet index versus Dated Brent ($8.22 and $11.88 per bbl, respectively, for the second quarter of 2013 as compared to $18.18 and $25.13 per bbl, respectively, for the first quarter of 2013).

The AECO reference price for the second quarter of 2013 increased 11% as compared to the first quarter of 2013 and is significantly higher when compared to the same period in 2012 as a result of relatively flat North American production coupled with downward trending storage levels.

Realized pricing

The realized price of Vermilion's crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada.  These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price.  The realized price of Vermilion's NGLs in Canada is based on product specific differentials pertaining to trading hubs in the U.S.  The realized price of Vermilion's natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion's crude oil in France and Australia is priced with reference to Dated Brent.

As of January 1, 2013, the price of Vermilion's natural gas in the Netherlands is now based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees.  GasTerra, a state owned entity, continues to purchase all natural gas produced by Vermilion in the Netherlands.  Prior to 2013, the natural gas price received by Vermilion in the Netherlands was calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.

Average realized prices in Vermilion's jurisdictions will differ from their corresponding average reference prices due to a number of factors, including the timing of the sale of production, differences in the quality of production and point of settlement.  In Canada, average realized prices are also impacted by the production mix of crude oil, NGLs and natural gas.

CAPITAL EXPENDITURES AND ACQUISITIONS

	Three Months Ended			Six Months Ended
By classification	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2013	2013	2012	2013	2012
Drilling and development	75,005	179,520	77,956	254,525	165,852
Dispositions	-	(8,627)	-	(8,627)	-
Exploration and evaluation	3,113	9,576	16,932	12,689	23,396
Capital expenditures	78,118	180,469	94,888	258,587	189,248

Property acquisition	-	-	-	-	106,184
Acquisitions	-	-	-	-	106,184

	Three Months Ended			Six Months Ended
By category	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2013	2013	2012	2013	2012
Land	2,307	3,129	31,713	5,436	38,380
Seismic	5,569	3,813	1,327	9,382	2,126
Drilling and completion	20,235	126,185	28,309	146,420	83,167
Production equipment and facilities	40,819	49,942	26,718	90,761	51,473
Recompletions	4,510	4,131	1,403	8,641	4,048
Other	4,678	1,896	5,418	6,574	10,054
Dispositions	-	(8,627)	-	(8,627)	-
Capital expenditures	78,118	180,469	94,888	258,587	189,248
Acquisitions	-	-	-	-	106,184
Total capital expenditures and acquisitions	78,118	180,469	94,888	258,587	295,432

	Three Months Ended			Six Months Ended
By country	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2013	2013	2012	2013	2012
Canada	17,578	86,636	55,456	104,214	127,438
France	23,223	21,592	10,281	44,815	122,123
Netherlands	4,157	372	5,379	4,529	7,949
Australia	8,282	55,349	9,867	63,631	14,411
Ireland	24,878	16,520	13,905	41,398	23,511

Capital expenditures:

Capital expenditures for the second quarter of 2013 were significantly lower than both the first quarter of 2013 and the second quarter of 2012.   The decrease from the first quarter of 2013 was the result of reduced drilling activity in both Canada and Australia.  The decrease from the second quarter of 2012 was the result of reduced land purchases in Canada for the Duvernay play, partially offset by increased drilling activity in France and tunnelling activity in Ireland.

Capital expenditures for the six months ended June 30, 2013 was higher than the same period in 2012 as a result of increased drilling activity in France and Australia and tunnelling activity in Ireland.  These increases were partially offset by reduced land purchases in Canada for the Duvernay play.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change		Six Months Ended		% change
By product	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe and per mcf)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Crude oil & NGLs	255,183	259,498	205,126	(2%)	24%	514,681	473,417	9%
Per boe	98.95	103.98	100.07	(5%)	(1%)	101.42	103.17	(2%)
Natural gas	56,783	50,078	41,418	13%	37%	106,861	83,615	28%
Per mcf	7.22	6.77	5.79	7%	25%	7.00	5.78	21%
Petroleum and natural gas sales	311,966	309,576	246,544	1%	27%	621,542	557,032	12%
Per boe	80.21	83.04	76.04	(3%)	5%	81.60	79.57	3%

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Canada	100,950	83,688	74,932	21%	35%	184,638	155,458	19%
Per boe	62.00	57.61	51.58	8%	20%	59.93	53.70	12%
France	100,418	121,566	94,828	(17%)	6%	221,984	198,339	12%
Per boe	98.04	107.17	104.15	(9%)	(6%)	102.84	106.56	(3%)
Netherlands	38,316	34,421	30,062	11%	27%	72,737	61,882	18%
Per boe	65.08	61.21	57.88	6%	12%	63.19	58.49	8%
Australia	72,282	69,901	46,722	3%	55%	142,183	141,353	1%
Per boe	111.54	120.76	129.94	(8%)	(14%)	115.89	119.16	(3%)

Vermilion's consolidated petroleum and natural gas sales for the second quarter of 2013 was relatively consistent with the first quarter of 2013 as the decrease in Dated Brent prices was offset by increased natural gas production and higher AECO pricing.  Petroleum and natural gas sales for the second quarter of 2013 was higher than the same period in 2012 as a result of increased sales volumes and favorable North American commodity prices.

Vermilion's consolidated petroleum and natural gas sales for the six months ended June 30, 2013 was higher than the same period in 2012.  This increase was the result of increased sales volumes in all of Vermilion's jurisdictions, partially offset by lower Dated Brent pricing year-over-year.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales.

The following table summarizes the changes in Vermilion's crude oil inventory positions:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(mbbls)	2013	2013	2012	2013	2012
France
Opening crude oil inventory	218	354	223	354	187
Adjustments	-	5	-	5	-
Crude oil production	945	930	904	1,875	1,838
Crude oil sales	(961)	(1,071)	(856)	(2,032)	(1,754)
Closing crude oil inventory	202	218	271	202	271
Australia
Opening crude oil inventory	165	268	-	268	222
Crude oil production	670	476	634	1,146	1,239
Crude oil sales	(648)	(579)	(359)	(1,227)	(1,186)
Closing crude oil inventory	187	165	275	187	275

Inventory held on the balance sheet as at June 30, 2013 was comprised of the following components:

($M)	France	Australia	Total
Operating expense	3,667	3,956	7,623
Royalties	1,217	-	1,217
Depletion	4,217	3,617	7,834
	9,101	7,573	16,674

DERIVATIVE INSTRUMENTS

The following tables summarize Vermilion's outstanding risk management positions as at June 30, 2013:

Risk Management - Oil	bbls/d	Strike Price(s) US $/bbl
Swap - WTI
January 2013 - December 2013	2,000	93.04
July 2013 - September 2013	500	95.47
July 2013 - December 2013	500	94.98
Collar - WTI
July 2013 - September 2013	400	92.00 - 98.85
Collar - Dated Brent
January 2013 - December 2013	3,500	96.14 - 107.34
July 2013 - September 2013	1,750	97.86 - 107.68
July 2013 - December 2013	1,000	97.50 - 109.10

Risk Management - European natural gas	GJ/d	Strike Price(s) €/GJ
Swap - TTF [1]
April 2013 - September 2013	1,800	7.12
May 2013 - December 2013	3,600	7.41
June 2013 - December 2013	14,400	7.44
October 2013 - December 2013	1,800	7.53

Risk Management - Canadian natural gas	GJ/d	Strike Price(s) $/GJ
Swap - AECO
May 2013 - December 2013	2,500	3.65
Collar - AECO
April 2013 - September 2013	2,500	2.90 - 3.47
April 2013 - October 2013	3,500	3.05 - 3.66
April 2013 - December 2013	5,000	2.93 - 3.52
October 2013 - December 2013	2,500	2.85 - 3.56
Collar - AECO (Physical) [2]
April 2012 - March 2014	5,500	2.60 - 3.78
June 2012 - March 2014	3,000	2.30 - 3.75

[1]	TTF derivatives are priced based on the TTF "day-ahead" bid and offer quotations, which are quoted in MWh of natural gas per hour per day.  MWh of natural gas per hour per day measures are converted at a ratio of 1 MWh to 3.6 GJ.

[2]	Physical AECO collars have a funded cost of $0.10/GJ.

From time to time Vermilion enters into new risk management positions.  Up to date information regarding outstanding risk management positions is available on Vermilion's website at www.vermilionenergy.com/ir/hedging.cfm.

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Realized (gain) loss on
derivative instruments	(1,770)	2,787	3,591	(164%)	(149%)	1,017	9,309	(89%)
Per boe	(0.46)	0.75	1.11	(161%)	(141%)	0.13	1.33	(90%)

The realized gain on derivative instruments for the second quarter of 2013 is comprised primarily of amounts received on Vermilion's WTI extendable swaps (which matured on June 30, 2013) and Dated Brent costless collars (as the reference price was below the floor price on select instruments for the entirety of the second quarter).  The realized gain for the second quarter of 2013 compares to a realized loss in both the first quarter of 2013, which primarily resulted from Dated Brent reference prices exceeding the ceiling price on the costless collars, and the second quarter of 2012, where the loss related both to premiums and amounts paid for settlement.

The realized loss for the six months ended June 30, 2013 is lower than the realized loss for the same period in 2012 due to the aforementioned realized gain recorded in the second quarter of 2013 and the absence of premiums paid on funded derivatives.

ROYALTIES

	Three Months Ended			% change		Six Months Ended		% change
By product	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe and per mcf)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Crude oil & NGLs	15,353	14,810	13,242	4%	16%	30,163	27,483	10%
Per boe	5.95	5.93	6.46	-	(8%)	5.94	5.99	(1%)
Natural gas	447	980	89	(54%)	402%	1,427	300	376%
Per mcf	0.06	0.13	0.01	(54%)	500%	0.09	0.02	350%
Royalties	15,800	15,790	13,331	-	19%	31,590	27,783	14%
Per boe	4.06	4.24	4.11	(4%)	(1%)	4.15	3.97	5%
% of petroleum and natural gas sales	5.1%	5.1%	5.4%			5.1%	5.0%

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Canada	9,707	8,989	8,216	8%	18%	18,696	17,185	9%
Per boe	5.96	6.19	5.66	(4%)	5%	6.07	5.94	2%
% of petroleum and natural gas sales	9.6%	10.7%	11.0%			10.1%	11.1%
France	6,093	6,801	5,115	(10%)	19%	12,894	10,598	22%
Per boe	5.95	6.00	5.62	(1%)	6%	5.97	5.69	5%
% of petroleum and natural gas sales	6.1%	5.6%	5.4%			5.8%	5.3%

Canadian royalties, as a percentage of sales, decreased to 9.6% for the three months ended June 30, 2013 from 10.7% for the prior quarter and 11.0% for the comparative period of the prior year.  For the six months ended June 30, 2013, royalties, as a percentage of sales, decreased to 10.1% from 11.1% for the six months ended June 30, 2012.  These decreases are largely associated with the timing of placing additional Cardium wells on production that benefit from a royalty incentive on initial production volumes.

In France, the primary portion of the royalties levied is based on units of production and that component, therefore, is not subject to changes in commodity prices.  As average Brent-crude oil prices were slightly weaker for the three and six month periods ended June 30, 2013 versus the comparative periods presented, royalties, as a percentage of sales, were higher in the current periods.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
By product	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe and per mcf)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Crude oil & NGLs	35,682	41,855	28,645	(15%)	25%	77,537	65,511	18%
Per boe	13.84	16.77	13.97	(17%)	(1%)	15.28	14.28	7%
Natural gas	12,400	10,720	11,580	16%	7%	23,120	22,267	4%
Per mcf	1.58	1.45	1.62	9%	(2%)	1.52	1.54	(1%)
Operating	48,082	52,575	40,225	(9%)	20%	100,657	87,778	15%
Per boe	12.36	14.10	12.41	(12%)	-	13.21	12.54	5%

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Canada	15,975	13,841	13,217	15%	21%	29,816	27,484	8%
Per boe	9.81	9.53	9.10	3%	8%	9.68	9.49	2%
France	16,935	19,939	13,755	(15%)	23%	36,874	28,857	28%
Per boe	16.53	17.58	15.11	(6%)	9%	17.08	15.50	10%
Netherlands	5,260	3,969	5,457	33%	(4%)	9,229	9,566	(4%)
Per boe	8.93	7.06	10.51	26%	(15%)	8.02	9.04	(11%)
Australia	9,912	14,826	7,796	(33%)	27%	24,738	21,871	13%
Per boe	15.30	25.61	21.68	(40%)	(29%)	20.16	18.44	9%

In Canada, second quarter operating expense of $16.0 million was higher than the $13.8 million for the first quarter of 2013 and the $13.2 million for the second quarter of 2012.  The quarter-over-quarter increase was due to higher fuel and electricity costs, additional expense associated with rig mats as well as additional major project activity.  The increase in operating expense for the three and six months ended June 30, 2013 as compared to the same periods of the prior year is related to higher fuel and electricity costs, higher property tax expense and the timing of major project work.  Despite additional volumes, operating costs per boe for the three months and six months ended June 30, 2013 increased as compared to the comparative periods presented, due to the higher level of expense.

In France, second quarter operating expense of $16.9 million was lower than the expense of $19.9 million for the first quarter of 2013 due to the large inventory draw that occurred in the prior quarter.  When inventoried product is sold, the related costs are expensed in the period of sale.  Operating expense for the three and six months ended June 30, 2013 was higher than the expense for the comparative periods of the prior year due to inventory draws in the current periods as opposed to inventory builds for the comparative periods, additional operating expense associated with a December 2012 acquisition in France as well as the timing of repair and optimization activities.  Operating expense per boe has decreased quarter-over-quarter due to the timing of downhole work.  Operating expense per boe for the three and six months ended June 30, 2013 increased from the comparative periods in the prior year despite higher volumes as a result of additional downhole work and higher salary costs.

In the Netherlands, operating expense for the three months ended June 30, 2013 increased to $5.3 million from $4.0 million in the prior quarter due to the timing of project work.  This resulted in a quarter-over-quarter increase in operating expense per boe.  For the three and six months ended June 30, 2013, operating expense remained relatively consistent with the same periods of the prior year; however, higher volumes resulted in lower operating expense per boe for the current periods.

In Australia, second quarter operating expense decreased to $9.9 million from the previous quarter's expense of $14.8 million due to the prior quarter's crude oil inventory draw.  A decrease in crude oil inventory results in the related production costs being expensed when the product is sold.  Operating expense for the three and six months ended June 30, 2013 increased from the comparative periods in the prior year due to inventory builds in those prior periods which resulted in production costs being temporarily carried on the balance sheet until sale.  Higher production for the current quarter resulted in a decrease in operating expense per boe versus both the prior quarter as well as the second quarter of 2012.

TRANSPORTATION EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Canada	2,611	2,269	2,350	15%	11%	4,880	4,394	11%
Per boe	1.60	1.56	1.62	3%	(1%)	1.58	1.52	4%
France	2,416	2,754	1,894	(12%)	28%	5,170	4,542	14%
Per boe	2.36	2.43	2.08	(3%)	13%	2.39	2.44	(2%)
Ireland	1,626	1,618	1,974	-	(18%)	3,244	3,975	(18%)
Transportation	6,653	6,641	6,218	-	7%	13,294	12,911	3%
Per boe	1.71	1.78	1.92	(4%)	(11%)	1.75	1.84	(5%)

Consolidated transportation expense for the second quarter of 2013 was relatively unchanged as compared to the first quarter of 2013 as the impact of higher sales volumes in Canada was offset by the impact of a reduced number of shipments in France.

Consolidated transportation expense for the three and six months ended June 30, 2013 was higher than the same periods in 2012.  This increase resulted from higher sales volumes in Canada and France, partially offset by lower payments under the ship or pay agreement related to the Corrib project.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
General and administration	11,313	12,610	12,068	(10%)	(6%)	23,923	22,216	8%
Per boe	2.91	3.38	3.72	(14%)	(22%)	3.14	3.17	(1%)

General and administration expense for the second quarter of 2013 decreased slightly from the prior quarter due to the timing of corporate expenditures.  The decrease in expense for the current quarter, as compared to the second quarter of the prior year, is associated with higher third party overhead recoveries.  For the six months ended June 30, 2013, general and administration expense increased as a result of increased staffing levels required to support Vermilion's operational activities coupled with expenditure timing.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Equity based compensation	10,724	16,136	9,861	(34%)	9%	26,860	19,916	35%
Per boe	2.76	4.33	3.04	(36%)	(9%)	3.53	2.84	24%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan (VIP). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of performance conditions.

Equity based compensation expense for the second quarter of 2013 was lower than the preceeding quarter due to an overall decrease in outstanding awards.  The expense for the three and six months ended June 30, 2013 was higher than the expense for the same period in 2012 as the 2013 expense reflects the revision of future performance condition assumptions starting in the fourth quarter of 2012.

INTEREST EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Interest expense	9,336	8,689	6,600	7%	41%	18,025	12,701	42%
Per boe	2.40	2.33	2.04	3%	18%	2.37	1.81	31%

Interest expense for the three and six months ended June 30, 2013 increased versus the comparable periods due to increased borrowings under Vermilion's revolving credit facility.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Depletion and depreciation	78,418	81,448	76,512	(4%)	2%	159,866	152,360	5%
Per boe	20.16	21.85	23.60	(8%)	(15%)	20.99	21.76	(4%)
Accretion	6,000	5,824	5,792	3%	4%	11,824	11,030	7%
Per boe	1.54	1.56	1.79	(1%)	(14%)	1.55	1.58	(2%)
Impairments	-	-	-	-	-	-	65,800	(100%)
Per boe	-	-	-	-	-	-	9.40	(100%)
Gain on acquisition	-	-	-	-	-	-	(45,309)	(100%)
Per boe	-	-	-	-	-	-	(6.47)	(100%)

Depletion and depreciation expense for the second quarter of 2013 was relatively consistent with both the first quarter of 2013 and the second quarter of 2012.  Depletion and depreciation expense for the six months ended June 30, 2013 was 5% higher than the same period in 2012 primarily due to the result of increased production year-over-year.

Accretion expense for the second quarter of 2013 was relatively consistent with both the first quarter of 2013 and the second quarter of 2012.  Accretion expense was higher for the six months ended June 30, 2013 as compared to the same period in 2012 as a result of accretion expense on asset retirement obligations recorded for the acquisition in France in the fourth quarter of 2012.

The impairment losses for the six months ended June 30, 2012 pertained to impairment losses recorded on Vermilion's conventional deep gas and shallow coal bed methane natural gas plays.  These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

The gain on acquisition for the six months ended June 30, 2012 relates to Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in France.  The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

TAXES

	Three Months Ended			% change		Six Months Ended		% change
By classification	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Current taxes before PRRT	36,719	35,557	29,225	3%	26%	72,276	61,589	17%
Per boe	9.44	9.54	9.01	(1%)	5%	9.49	8.80	8%
PRRT	12,590	11,153	8,460	13%	49%	23,743	35,729	(34%)
Per boe	3.24	2.99	2.61	8%	24%	3.12	5.10	(39%)
Current taxes	49,309	46,710	37,685	6%	31%	96,019	97,318	(1%)
Per boe	12.68	12.53	11.62	1%	9%	12.61	13.90	(9%)

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/13 vs.	Q2/13 vs.	June 30,	June 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q1/13	Q2/12	2013	2012	2012
Canada	328	251	845	31%	(61%)	579	1,287	(55%)
Per boe	0.20	0.17	0.58	18%	(66%)	0.19	0.44	(57%)
France	16,124	18,659	15,725	(14%)	3%	34,783	28,620	22%
Per boe	15.74	16.45	17.27	(4%)	(9%)	16.11	15.38	5%
Netherlands	9,621	9,434	5,875	2%	64%	19,055	14,932	28%
Per boe	16.34	16.78	11.31	(3%)	44%	16.55	14.11	17%
Australia	23,236	18,366	15,240	27%	52%	41,602	52,479	(21%)
Per boe	35.86	31.73	42.38	13%	(15%)	33.91	44.24	(23%)

Vermilion pays current taxes in France, the Netherlands and Australia.  Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions.  In France, taxable income is taxed at a rate of approximately 34.4%, plus an additional profit tax of 1.7% levied until 2014 if annual gross revenues exceed 250 million Euros.  In the Netherlands, taxable income is taxed at a rate of approximately 46%.  As a function of the impact of Vermilion's Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT.  Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT.  PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

Current taxes for the second quarter of 2013 was higher than the first quarter of 2013 and the same period in 2012 due to higher petroleum and natural gas sales.  Current taxes for the six months ended June 30, 2013 was slightly lower than the same period in 2012 despite higher petroleum and natural gas sales due to higher capital expenditures in Australia during the current year, which resulted in decreased PRRT.

OTHER EXPENSE (INCOME)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
($M except per boe)	2013	2013	2012	2013	2012
Other expense (income)	271	(67)	585	204	8,568
Per boe	0.07	(0.02)	0.18	0.03	1.22

Other expense for the six months ended June 30, 2012 was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the first quarter of 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins.

FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
($M except per boe)	2013	2013	2012	2013	2012
Unrealized foreign exchange (gain) loss	(28,025)	2,519	16,730	(25,506)	11,483
Per boe	(7.21)	0.68	5.16	(3.35)	1.64
Realized foreign exchange (gain) loss	(1,272)	617	(755)	(655)	65
Per boe	(0.33)	0.17	(0.23)	(0.09)	0.01
Foreign exchange (gain) loss	(29,297)	3,136	15,975	(26,161)	11,548
Per boe	(7.54)	0.85	4.93	(3.44)	1.65

As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies includes the U.S. Dollar, the Euro and the Australian Dollar.

Foreign exchange gains and losses are comprised of both unrealized and realized amounts.  Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries.  Realized gains and losses are the result of foreign exchange fluctuations and the timing of payments on transactions conducted in non-functional currencies and as such are subject to fluctuations.

For the three and six months ended June 30, 2013, the unrealized foreign exchange gain primarily resulted from the impact of the appreciation of the Euro against the Canadian dollar and the resultant impact on Vermilion's financial balances.

SUMMARY OF RESULTS

	Three Months Ended
	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
($M except per share)	2013	2013	2012	2012	2012	2012	2011	2011
Petroleum and natural gas sales	311,966	309,576	241,233	284,838	246,544	310,488	275,172	248,361
Net earnings (loss)	106,198	52,137	56,914	30,798	37,816	65,094	(30,243)	64,442
Net earnings (loss) per share
Basic	1.05	0.53	0.58	0.31	0.39	0.67	(0.32)	0.71
Diluted	1.04	0.51	0.57	0.31	0.38	0.66	(0.32)	0.70

The fluctuations in Vermilion's petroleum and natural gas sales and net earnings (loss) from quarter-to-quarter are primarily caused by variations in sales volumes, crude oil and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates.  In addition, changes in foreign exchange rates may result in unrealized gains and losses on Vermilion's financial balances held in foreign currencies while changes in petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's net debt as at June 30, 2013 was $674.4 million compared to $677.2 million as at December 31, 2012.

Long-term debt was comprised of the following:

	Annualized Interest Rate		As At
	June 30,	Dec 31,	June 30,	Dec 31,
($M)	2013	2012	2013	2012
Revolving credit facility	3.3%	3.3%	557,788	419,784
Senior unsecured notes	6.5%	6.5%	222,682	222,238
Long-term debt	4.3%	4.7%	780,470	642,022

Revolving Credit Facility

At June 30, 2013, Vermilion had in place a bank revolving credit facility totalling $1.2 billion, of which approximately $557.8 million was drawn.  The facility, which matures on May 31, 2016, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $51.3 million as at June 30, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items (defined as consolidated EBITDA) of not greater than 4.0.  In addition, Vermilion must maintain a ratio of consolidated total senior debt (defined as consolidated total debt excluding unsecured and subordinated debt) to consolidated EBITDA of not greater than 3.0.

As at June 30, 2013, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

ASSET RETIREMENT OBLIGATIONS

	As At
	June 30,	Dec 31,
($M)	2013	2012
Asset retirement obligations	358,868	371,063

The decrease in asset retirement obligations was primarily the result of an overall increase in the discount rates applied to the obligations.

DIVIDENDS

	Three Months Ended	Six Months Ended	Year Ended
	June 30,	June 30,	Dec 31,
($M)	2013	2013	2012
Cash flows from operating activities	179,074	369,786	496,580
Net earnings	106,198	158,335	190,622
Dividends declared	60,776	120,388	223,717
Excess of cash flows from operating activities over dividends declared	118,298	249,398	272,863
Excess (shortfall) of net earnings over dividends declared	45,422	37,947	(33,095)

During the six months ended June 30, 2013, Vermilion maintained monthly dividends at $0.20 per share and declared dividends totalling $120.4 million.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Following Vermilion's conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007.  Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends remained at $0.19 per share per month until increased to $0.20 per share per month in January 2013.  The January 2013 increase was announced on November 14, 2012 and resulted in an increase in the monthly cash dividends by 5.3% to $0.20 per share per month beginning with the January 2013 dividend (paid on February 15, 2013).

Vermilion's policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise.  Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, Vermilion anticipates that Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion.  Although Vermilion currently expects to be able to maintain its current dividend, Vermilion's fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  Vermilion will evaluate its ability to finance any shortfalls with debt, issuances of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS' EQUITY

During the six months ended June 30, 2013, Vermilion issued 2.3 million shares pursuant to the dividend reinvestment plan and Vermilion's equity based compensation programs.  Shareholders' capital increased by $99.0 million as a result of the issuance of those shares.

As at June 30, 2013, there were 101.4 million shares outstanding.  As at July 31, 2013, there were 101.6 million shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland.  Production from Corrib is expected to increase Vermilion's volumes by approximately 55 mmcf/d (9,000 boe/d) once the field reaches peak production.  Vermilion acquired its 18.5% working interest in the project on July 30, 2009.  The project comprises five offshore wells, both offshore and onshore pipeline segments as well as a natural gas processing facility.  At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development.  Vermilion's interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to June 30, 2013 of $344.0 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting, preparations and construction of the onshore pipeline.  Furthermore, pursuant to the terms of the acquisition agreement, Vermilion made an additional payment to the vendor of $134.3 million (US$135 million) at the end of 2012.  In 2011, approvals and permissions were granted for the onshore gas pipeline and tunneling activities commenced in December of 2012.  Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field between the end of 2014 and early 2015, and to reach peak production levels in mid-2015.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.  For a detailed discussion of these risks, please see Vermilion's Annual Report for the year ended December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies.  These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made.  As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion's consolidated financial statements.  Estimates are reviewed by management on an ongoing basis, and as a result, certain of these estimates may change from period to period due to the availability of new information. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions.

The following outlines what management believes to be the most critical accounting policies involving the use of estimates and assumptions:

i.	Depletion and depreciation charges are based on estimates of total proven and probable reserves that Vermilion expects to recover in the future.
ii.	Asset retirement obligations are based on past experience and current economic factors which management believes are reasonable.
iii.	Impairment tests are performed at the cash generating unit (CGU) level, which is determined based on management's judgment. The calculation of the recoverable amount of a CGU is based on market factors as well as estimates of PNG reserves and future costs required to develop reserves.
iv.	Deferred tax amounts recognized in the consolidated financial statements are based on management's assessment of the tax positions at the end of each reporting period.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations, all of which are operating leases and accordingly no asset or liability value has been assigned to the consolidated balance sheet as at June 30, 2013.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion's financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of January 1, 2013, Vermilion adopted the following pronouncements as issued by the IASB.  The adoption of these standards did not have a material impact on Vermilion's consolidated financial statements.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaced Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaced IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 "Interim Financial Reporting"
Amendments to IAS 34 require specific disclosure on the fair value of financial instruments for interim reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The adoption of the following pronouncements is not expected to have a material impact on Vermilion's consolidated financial statements:

IFRS 9 "Financial Instruments"
As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

NETBACKS

The following table includes segmented financial statement information on a per unit basis.  Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended June 30, 2013			Six Months Ended June 30, 2013			Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	88.74	3.84	62.00	87.12	3.60	59.93	51.58	53.70
Realized hedging gain (loss)	0.35	0.01	0.22	0.32	-	0.19	(0.29)	(0.37)
Royalties	(9.70)	(0.09)	(5.96)	(9.70)	(0.16)	(6.07)	(5.66)	(5.94)
Transportation	(2.02)	(0.17)	(1.60)	(2.01)	(0.16)	(1.58)	(1.62)	(1.52)
Operating	(9.76)	(1.65)	(9.81)	(9.51)	(1.65)	(9.68)	(9.10)	(9.49)
Operating netback	67.61	1.94	44.85	66.22	1.63	42.79	34.91	36.38
France
Price	100.79	9.41	98.04	105.40	10.28	102.84	104.15	106.56
Realized hedging gain (loss)	1.47	-	1.38	(0.30)	-	(0.28)	(3.30)	(4.25)
Royalties	(6.23)	(0.28)	(5.95)	(6.24)	(0.29)	(5.97)	(5.62)	(5.69)
Transportation	(2.51)	-	(2.36)	(2.54)	-	(2.39)	(2.08)	(2.44)
Operating	(17.01)	(1.55)	(16.53)	(17.54)	(1.62)	(17.08)	(15.11)	(15.50)
Operating netback	76.51	7.58	74.58	78.78	8.37	77.12	78.04	78.68
Netherlands
Price	84.11	10.82	65.08	96.46	10.47	63.19	57.88	58.49
Operating	-	(1.50)	(8.93)	-	(1.35)	(8.02)	(10.51)	(9.04)
Operating netback	84.11	9.32	56.15	96.46	9.12	55.17	47.37	49.45
Australia
Price	111.54	-	111.54	115.89	-	115.89	129.94	119.16
Realized hedging loss	-	-	-	(0.82)	-	(0.82)	(0.47)	(0.28)
Operating	(15.30)	-	(15.30)	(20.16)	-	(20.16)	(21.68)	(18.44)
PRRT [1]	(19.43)	-	(19.43)	(19.35)	-	(19.35)	(23.53)	(30.12)
Operating netback	76.81	-	76.81	75.56	-	75.56	84.26	70.32
Total Company
Price	98.95	7.22	80.21	101.42	7.00	81.60	76.04	79.57
Realized hedging gain (loss)	0.68	-	0.46	(0.21)	-	(0.13)	(1.11)	(1.33)
Royalties	(5.95)	(0.06)	(4.06)	(5.94)	(0.09)	(4.15)	(4.11)	(3.97)
Transportation	(1.69)	(0.29)	(1.71)	(1.73)	(0.30)	(1.75)	(1.92)	(1.84)
Operating	(13.84)	(1.58)	(12.36)	(15.28)	(1.52)	(13.21)	(12.41)	(12.54)
PRRT [1]	(4.88)	-	(3.24)	(4.68)	-	(3.12)	(2.61)	(5.10)
Operating netback	73.27	5.29	59.30	73.58	5.09	59.24	53.88	54.79
General and administration			(2.91)			(3.14)	(3.72)	(3.17)
Interest expense			(2.40)			(2.37)	(2.04)	(1.81)
Realized foreign exchange gain (loss)			0.33			0.09	0.23	(0.01)
Other income (expense)			0.02			0.07	0.06	(1.15)
Current income taxes [1]			(9.44)			(9.49)	(9.01)	(8.80)
Fund flows netback			44.90			44.40	39.40	39.85
Accretion			(1.54)			(1.55)	(1.79)	(1.58)
Depletion and depreciation			(20.16)			(20.99)	(23.60)	(21.76)
Impairments			-			-	-	(9.40)
Gain on acquisition			-			-	-	6.47
Deferred taxes			(2.46)			(1.79)	(0.09)	4.02
Unrealized other expense			(0.09)			(0.10)	(0.24)	(0.07)
Unrealized foreign exchange gain (loss)			7.21			3.35	(5.16)	(1.64)
Unrealized gain on derivative instruments			2.22			0.99	6.17	1.67
Equity based compensation			(2.76)			(3.53)	(3.04)	(2.84)
Earnings netback			27.32			20.78	11.65	14.72

[1]	Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

CONSOLIDATED BALANCE SHEETS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		June 30,	December 31,
	Note	2013	2012
ASSETS
Current
Cash and cash equivalents		235,598	102,125
Accounts receivable		160,425	180,064
Crude oil inventory		16,674	25,719
Derivative instruments		2,149	2,086
Prepaid expenses		17,168	10,508
		432,014	320,502

Deferred taxes		192,124	193,354
Exploration and evaluation assets	4	128,571	117,161
Capital assets	3	2,546,298	2,445,240
		3,299,007	3,076,257

LIABILITIES
Current
Accounts payable and accrued liabilities		232,249	300,682
Dividends payable	7	20,284	18,836
Derivative instruments		1,009	8,484
Income taxes payable		72,370	27,709
		325,912	355,711

Long-term debt	6	780,470	642,022
Asset retirement obligations	5	358,868	371,063
Deferred taxes		298,519	288,815
		1,763,769	1,657,611

SHAREHOLDERS' EQUITY
Shareholders' capital	7	1,580,314	1,481,345
Contributed surplus		41,442	69,581
Accumulated other comprehensive loss		(14,786)	(32,409)
Deficit		(71,732)	(99,871)
		1,535,238	1,418,646
		3,299,007	3,076,257

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME (THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Note	2013	2012	2013	2012
REVENUE
Petroleum and natural gas sales		311,966	246,544	621,542	557,032
Royalties		(15,800)	(13,331)	(31,590)	(27,783)
Petroleum and natural gas revenue		296,166	233,213	589,952	529,249

EXPENSES
Operating		48,082	40,225	100,657	87,778
Transportation		6,653	6,218	13,294	12,911
Equity based compensation	8	10,724	9,861	26,860	19,916
Gain on derivative instruments		(10,421)	(16,424)	(6,521)	(2,367)
Interest expense		9,336	6,600	18,025	12,701
General and administration		11,313	12,068	23,923	22,216
Foreign exchange (gain) loss		(29,297)	15,975	(26,161)	11,548
Other expense		271	585	204	8,568
Accretion	5	6,000	5,792	11,824	11,030
Depletion and depreciation	3, 4	78,418	76,512	159,866	152,360
Impairments	3	-	-	-	65,800
Gain on acquisition		-	-	-	(45,309)
		131,079	157,412	321,971	357,152
EARNINGS BEFORE INCOME TAXES		165,087	75,801	267,981	172,097

INCOME TAXES
Deferred		9,580	300	13,627	(28,131)
Current		49,309	37,685	96,019	97,318
		58,889	37,985	109,646	69,187

NET EARNINGS		106,198	37,816	158,335	102,910

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		18,955	(16,411)	17,623	(9,030)
COMPREHENSIVE INCOME		125,153	21,405	175,958	93,880

NET EARNINGS PER SHARE
Basic		1.05	0.39	1.58	1.06
Diluted		1.04	0.38	1.56	1.04

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		100,964	97,937	100,137	97,291
Diluted		102,223	99,923	101,578	99,000

CONSOLIDATED STATEMENTS OF CASH FLOWS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Note	2013	2012	2013	2012
OPERATING
Net earnings		106,198	37,816	158,335	102,910
Adjustments:
Accretion	5	6,000	5,792	11,824	11,030
Depletion and depreciation	3, 4	78,418	76,512	159,866	152,360
Impairments	3	-	-	-	65,800
Gain on acquisition		-	-	-	(45,309)
Unrealized gain on derivative instruments		(8,651)	(20,015)	(7,538)	(11,676)
Equity based compensation	8	10,724	9,861	26,860	19,916
Unrealized foreign exchange (gain) loss		(28,025)	16,730	(25,506)	11,483
Unrealized other expense		348	779	753	514
Deferred taxes		9,580	300	13,627	(28,131)
Asset retirement obligations settled	5	(2,370)	(2,581)	(3,758)	(3,347)
Changes in non-cash operating working capital		6,852	(1,709)	35,323	(27,178)
Cash flows from operating activities		179,074	123,485	369,786	248,372

INVESTING
Drilling and development	3	(75,005)	(77,956)	(254,525)	(165,852)
Exploration and evaluation	4	(3,113)	(16,932)	(12,689)	(23,396)
Property acquisitions	3	-	-	-	(106,184)
Dispositions	3	-	-	8,627	-
Changes in non-cash investing working capital		(75,613)	(23,030)	(37,403)	(29,784)
Cash flows used in investing activities		(153,731)	(117,918)	(295,990)	(325,216)

FINANCING
Increase in long-term debt		70,000	76,774	139,429	76,774
Issuance of shares pursuant to the dividend reinvestment plan		-	18,781	-	36,339
Cash dividends		(41,754)	(55,678)	(84,778)	(110,725)
Cash flows from financing activities		28,246	39,877	54,651	2,388
Foreign exchange gain (loss) on cash held in foreign currencies		5,496	(2,608)	5,026	(2,578)

Net change in cash and cash equivalents		59,085	42,836	133,473	(77,034)
Cash and cash equivalents, beginning of period		176,513	114,637	102,125	234,507
Cash and cash equivalents, end of period		235,598	157,473	235,598	157,473

Supplementary information for operating activities - cash payments
Interest paid		8,417	4,419	20,509	13,926
Income taxes paid		18,669	84,012	51,304	103,711

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	102,910	102,910
Currency translation adjustments		-	-	(9,030)	-	(9,030)
Equity based compensation expense		-	19,280	-	-	19,280
Dividends declared	7	-	-	-	(111,086)	(111,086)
Issuance of shares pursuant to the
dividend reinvestment plan	7	36,339	-	-	-	36,339
Vesting of equity based awards	7, 8	33,356	(33,356)	-	-	-
Share-settled dividends
on vested equity based awards	7, 8	7,116	-	-	(7,116)	-
Shares issued pursuant to the bonus plan	7	636	-	-	-	636
Balances as at June 30, 2012		1,445,592	42,392	(42,417)	(74,917)	1,370,650

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2013		1,481,345	69,581	(32,409)	(99,871)	1,418,646
Net earnings		-	-	-	158,335	158,335
Currency translation adjustments		-	-	17,623	-	17,623
Equity based compensation expense		-	26,231	-	-	26,231
Dividends declared	7	-	-	-	(120,388)	(120,388)
Issuance of shares pursuant to the
dividend reinvestment plan	7	34,162	-	-	-	34,162
Vesting of equity based awards	7, 8	54,370	(54,370)	-	-	-
Share-settled dividends
on vested equity based awards	7, 8	9,808	-	-	(9,808)	-
Shares issued pursuant to the bonus plan	7	629	-	-	-	629
Balances as at June 30, 2013		1,580,314	41,442	(14,786)	(71,732)	1,535,238

DESCRIPTION OF EQUITY RESERVES

Shareholders' capital
Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus
Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive loss
Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates.

Retained earnings (deficit)
Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with IAS 34, "Interim financial reporting" and have been prepared using the same accounting policies and methods of computation as Vermilion's consolidated financial statements for the year ended December 31, 2012, except as discussed in Note 2.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion's consolidated financial statements for the year ended December 31, 2012, which are contained within Vermilion's Annual Report for the year ended December 31, 2012 and are available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on July 31, 2013.

2. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On January 1, 2013, Vermilion adopted the following pronouncements as issued by the IASB.  The adoption of these standards did not have a material impact on Vermilion's consolidated financial statements.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaced Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaced IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 "Interim Financial Reporting"
Amendments to IAS 34 require specific disclosure on the fair value of financial instruments for interim reporting.  These disclosures are included in Note 11.

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2012	2,016,611	15,071	2,031,682
Additions	407,973	5,248	413,221
Transfers from exploration and evaluation assets	10,528	-	10,528
Property acquisitions	206,260	-	206,260
Corporate acquisitions	136,297	-	136,297
Borrowing costs capitalized	9,994	-	9,994
Changes in estimate for asset retirement obligations	1,334	-	1,334
Depletion and depreciation	(289,194)	(5,165)	(294,359)
Impairments	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	(3,882)	(35)	(3,917)
Balance at December 31, 2012	2,430,121	15,119	2,445,240
Additions	252,454	2,071	254,525
Dispositions	(8,627)	-	(8,627)
Changes in estimate for asset retirement obligations	(25,774)	-	(25,774)
Depletion and depreciation	(152,433)	(3,363)	(155,796)
Effect of movements in foreign exchange rates	36,628	102	36,730
Balance at June 30, 2013	2,532,369	13,929	2,546,298

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2012	92,301
Additions	39,317
Transfers to petroleum and natural gas assets	(10,528)
Depreciation	(3,485)
Effect of movements in foreign exchange rates	(444)
Balance at December 31, 2012	117,161
Additions	12,689
Depreciation	(1,810)
Effect of movements in foreign exchange rates	531
Balance at June 30, 2013	128,571

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2012	310,531
Additional obligations recognized	55,228
Changes in estimates for existing obligations	(26,560)
Obligations settled	(13,739)
Accretion	23,040
Changes in discount rates	22,807
Effect of movements in foreign exchange rates	(244)
Balance at December 31, 2012	371,063
Additional obligations recognized	1,420
Obligations settled	(3,758)
Accretion	11,824
Changes in discount rates	(27,194)
Effect of movements in foreign exchange rates	5,513
Balance at June 30, 2013	358,868

6. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

	As At
($M)	June 30, 2013	Dec 31, 2012
Revolving credit facility	557,788	419,784
Senior unsecured notes	222,682	222,238
Long-term debt	780,470	642,022

Revolving Credit Facility

At June 30, 2013, Vermilion had in place a bank revolving credit facility totalling $1.2 billion, of which approximately $557.8 million was drawn.  The facility, which matures on May 31, 2016, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $51.3 million as at June 30, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items (defined as consolidated EBITDA) of not greater than 4.0.  In addition, Vermilion must maintain a ratio of consolidated total senior debt (defined as consolidated total debt excluding unsecured and subordinated debt) to consolidated EBITDA of not greater than 3.0.

As at June 30, 2013, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

7. SHAREHOLDERS' CAPITAL

The following tables reconcile the change in Vermilion's shareholders' capital:

Shareholders' Capital	Number of Shares ('000s)	Amount ($M)
Balance as at January 1, 2012	96,430	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	1,631	72,058
Vesting of equity based awards	904	33,355
Share-settled dividends on vested equity based awards	157	7,151
Shares issued pursuant to the bonus plan	13	636
Balance as at December 31, 2012	99,135	1,481,345
Issuance of shares pursuant to the dividend reinvestment plan	697	34,162
Vesting of equity based awards	1,372	54,370
Share-settled dividends on vested equity based awards	202	9,808
Shares issued pursuant to the bonus plan	12	629
Balance as at June 30, 2013	101,418	1,580,314

Dividends declared to shareholders for the six months ended June 30, 2013 were $120.4 million.

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue on July 31, 2013, Vermilion declared dividends totalling $20.3 million or $0.20 per share.

8. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

Number of Awards ('000s)	2013	2012
Opening balance	1,690	1,750
Granted	712	681
Vested	(749)	(596)
Forfeited	(73)	(145)
Closing balance	1,580	1,690

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved.  Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values.

9. SEGMENTED INFORMATION

The following segment information has been prepared by segregating the results into the geographic areas in which Vermilion operates.  The following amounts include transactions between segments, which are recorded at fair value at the date of recognition.

	Three Months Ended June 30, 2013
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	14,465	23,223	4,157	8,282	24,878	75,005
Exploration and evaluation	3,113	-	-	-	-	3,113

Operating Income (Loss)
Oil and gas sales to external customers	100,950	100,418	38,316	72,282	-	311,966
Royalties	(9,707)	(6,093)	-	-	-	(15,800)
Revenue from external customers	91,243	94,325	38,316	72,282	-	296,166
Realized gain (loss) on derivative instruments	360	1,411	(1)	-	-	1,770
Transportation expense	(2,611)	(2,416)	-	-	(1,626)	(6,653)
Operating expense	(15,975)	(16,935)	(5,260)	(9,912)	-	(48,082)
Operating income (loss)	73,017	76,385	33,055	62,370	(1,626)	243,201

Corporate income taxes	328	16,124	9,621	10,646	-	36,719
PRRT	-	-	-	12,590	-	12,590
Current income taxes	328	16,124	9,621	23,236	-	49,309

	Three Months Ended June 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	38,476	10,281	5,427	9,867	13,905	77,956
Exploration and evaluation	16,980	-	(48)	-	-	16,932

Operating Income (Loss)
Oil and gas sales to external customers	74,932	94,828	30,062	46,722	-	246,544
Royalties	(8,216)	(5,115)	-	-	-	(13,331)
Revenue from external customers	66,716	89,713	30,062	46,722	-	233,213
Realized loss on derivative instruments	(423)	(3,000)	-	(168)	-	(3,591)
Transportation expense	(2,350)	(1,894)	-	-	(1,974)	(6,218)
Operating expense	(13,217)	(13,755)	(5,457)	(7,796)	-	(40,225)
Operating income (loss)	50,726	71,064	24,605	38,758	(1,974)	183,179

Corporate income taxes	845	15,725	5,875	6,780	-	29,225
PRRT	-	-	-	8,460	-	8,460
Current income taxes	845	15,725	5,875	15,240	-	37,685

	Six Months Ended June 30, 2013
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,325,667	873,242	142,317	311,415	646,366	3,299,007
Drilling and development	98,525	44,815	6,156	63,631	41,398	254,525
Exploration and evaluation	12,689	-	-	-	-	12,689

Operating Income (Loss)
Oil and gas sales to external customers	184,638	221,984	72,737	142,183	-	621,542
Royalties	(18,696)	(12,894)	-	-	-	(31,590)
Revenue from external customers	165,942	209,090	72,737	142,183	-	589,952
Realized gain (loss) on derivative instruments	597	(608)	(1)	(1,005)	-	(1,017)
Transportation expense	(4,880)	(5,170)	-	-	(3,244)	(13,294)
Operating expense	(29,816)	(36,874)	(9,229)	(24,738)	-	(100,657)
Operating income (loss)	131,843	166,438	63,507	116,440	(3,244)	474,984

Corporate income taxes	579	34,783	19,055	17,859	-	72,276
PRRT	-	-	-	23,743	-	23,743
Current income taxes	579	34,783	19,055	41,602	-	96,019

	Six Months Ended June 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,170,481	701,189	142,612	285,474	516,377	2,816,133
Drilling and development	104,022	16,008	7,900	14,411	23,511	165,852
Exploration and evaluation	23,347	-	49	-	-	23,396

Operating Income (Loss)
Oil and gas sales to external customers	155,458	198,339	61,882	141,353	-	557,032
Royalties	(17,185)	(10,598)	-	-	-	(27,783)
Revenue from external customers	138,273	187,741	61,882	141,353	-	529,249
Realized loss on derivative instruments	(1,061)	(7,914)	-	(334)	-	(9,309)
Transportation expense	(4,394)	(4,542)	-	-	(3,975)	(12,911)
Operating expense	(27,484)	(28,857)	(9,566)	(21,871)	-	(87,778)
Operating income (loss)	105,334	146,428	52,316	119,148	(3,975)	419,251

Corporate income taxes	1,287	28,620	14,932	16,750	-	61,589
PRRT	-	-	-	35,729	-	35,729
Current income taxes	1,287	28,620	14,932	52,479	-	97,318

Reconciliation of operating income to net earnings

	Three Months Ended		Six Months Ended
($M)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Operating income	243,201	183,179	474,984	419,251
Equity based compensation	(10,724)	(9,861)	(26,860)	(19,916)
Unrealized gain on derivative instruments	8,651	20,015	7,538	11,676
Interest expense	(9,336)	(6,600)	(18,025)	(12,701)
General and administration	(11,313)	(12,068)	(23,923)	(22,216)
Foreign exchange gain (loss)	29,297	(15,975)	26,161	(11,548)
Other expense	(271)	(585)	(204)	(8,568)
Accretion	(6,000)	(5,792)	(11,824)	(11,030)
Depletion and depreciation	(78,418)	(76,512)	(159,866)	(152,360)
Impairments	-	-	-	(65,800)
Gain on acquisition	-	-	-	45,309
Earnings before income taxes	165,087	75,801	267,981	172,097
Income taxes	(58,889)	(37,985)	(109,646)	(69,187)
Net earnings	106,198	37,816	158,335	102,910

10. CAPITAL DISCLOSURES

	Three Months Ended		Six Months Ended
($M except as indicated)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Long-term debt	780,470	452,267	780,470	452,267
Current liabilities	325,912	397,483	325,912	397,483
Current assets	(432,014)	(325,140)	(432,014)	(325,140)
Net debt [1]	674,368	524,610	674,368	524,610

Cash flows from operating activities	179,074	123,485	369,786	248,372
Changes in non-cash operating working capital	(6,852)	1,709	(35,323)	27,178
Asset retirement obligations settled	2,370	2,581	3,758	3,347
Fund flows from operations	174,592	127,775	338,221	278,897
Annualized fund flows from operations [2]	698,368	511,100	676,442	557,794

Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	1.0	1.0	1.0	0.9

The ratio of net debt to annualized fund flows from operations for the three and six months ended June 30, 2013 was relatively consistent with same periods in 2012 as fund flows from operations increased proportionately with net debt.  The increase in net debt was the result of the second of two acquisitions that occurred in France during 2012 and capital expenditures pertaining to the Ireland assets, which are currently under development.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility.  During the periods covered by these consolidated financial statements, Vermilion continued to comply with these requirements.

11. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion's financial instruments as at June 30, 2013 and December 31, 2012:

				As at June 30, 2013		As at December 31, 2012
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	235,598	235,598	102,125	102,125	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange (gain) loss and impairments are recognized as general and administration expense	160,425	160,425	180,064	180,064	Not applicable
Derivative assets	Derivative instruments	HFT	Gain on derivative instruments	2,149	2,149	2,086	2,086	Level 2
Derivative liabilities	Derivative instruments	HFT	Gain on derivative instruments	(1,009)	(1,009)	(8,484)	(8,484)	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	(252,533)	(252,533)	(319,518)	(319,518)	Not applicable
		Dividends payable
Long-term debt	Long-term debt	OTH	Interest expense	(780,470)	(787,288)	(642,022)	(656,315)	Not applicable

The accounting designations used in the above table refer to the following:

HFT - Classified as "Held for trading" in accordance with International Accounting Standard 39 "Financial Instruments: Recognition and Measurement".  These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR - "Loans and receivables" are initially recognized at fair value and are subsequently measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH - "Other financial liabilities" are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

Level 1 - Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 - Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Transfers between levels on the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Fair values for derivative assets and derivative liabilities are determined using pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.

The carrying value of receivables approximate their fair value due to their short maturities.

The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

Nature and Extent of Risks Arising from Financial Instruments

Market risk:
Vermilion's financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on comprehensive income before tax would be for the six months ended June 30, 2013 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date.  The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

		June 30, 2013
	Before tax effect on comprehensive income
Risk ($M)	Description of change in risk variable	Increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(4,128)
	Euro by 5% over the relevant closing rates on June 30, 2013
	Decrease in strength of the Canadian dollar against the	4,128
	Euro by 5% over the relevant closing rates on June 30, 2013
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	(4,953)
	US$ by 5% over the relevant closing rates on June 30, 2013
	Decrease in strength of the Canadian dollar against the	4,953
	US$ by 5% over the relevant closing rates on June 30, 2013
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the	(261)
	AUD$ by 5% over the relevant closing rates on June 30, 2013
	Decrease in strength of the Canadian dollar against the	261
	AUD$ by 5% over the relevant closing rates on June 30, 2013
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(6,067)
	determine the fair value of financial derivative positions by US$5.00/bbl at June 30, 2013
	Decrease in relevant oil reference price within option pricing models used to	5,923
	determine the fair value of financial derivative positions by US$5.00/bbl at June 30, 2013
Interest rate risk	Increase in average Canadian prime interest rate	(2,250)
	by 100 basis points during the six months ended June 30, 2013
	Decrease in average Canadian prime interest rate	2,250
	by 100 basis points during the six months ended June 30, 2013

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, Executive VP & CFO; and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 01-AUG-13